GPAQ Acquisition Holdings, Inc.

780 Fifth Avenue South
Naples, FL 34102

January 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

RE:	GPAQ Acquisition Holdings, Inc.

Registration Statement on Form S-4

Filed November 12, 2019

File No. 333-234655

Dear Ms. Bagley:

GPAQ Acquisition Holdings, Inc. (the “Company”, “Holdings”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 9, 2019, regarding our Registration Statement on Form S-4 (the “Registration Statement”) previously filed on November 12, 2019.

A marked version of Amendment No. 1 to the Registration Statement (“Amended Registration Statement”) is enclosed herewith reflecting all changes to the Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Registration Statement on Form S-4 Filed November 12, 2019

Reasons for the Business Combination

GPAQ’s Reasons for the Business Combination, page 7

1.	We note your disclosure that “[s]ignificant redemptions by GPAQ stockholders, absent a PIPE equity investment obtained by the Closing, will leave HOFV with a level of indebtedness at the closing that is impossible to currently predict.” Please provide more detail about this PIPE equity investment, including what steps you have currently taken, and the steps you intend to take in the future, to obtain a PIPE equity investment. Please also disclose the estimated amount of the PIPE equity investment you intend to obtain.

In response to the Staff’s comment, we respectfully advise the Staff that the Company and HOFV are contemplating a private financing transaction (typically known as a PIPE) that may involve debt or equity that would close upon completion of the proposed business combination. Proceeds from such a private financing transaction would be used to pay down debt and, to the extent there are additional proceeds available, for working capital purposes. To date, the Company has enlisted its investment banker as a financial advisor to introduce it to institutional and other accredited investors who may be appropriate investors in a private investment. On the assumption that it will retain approximately $30 million in its trust account, the Company is targeting a private investment (PIPE) in the approximate amount of $30 million. While the Company has entered into non-disclosure agreements with a limited number of potential investors, as of the date hereof, the Company has not received any commitments, binding or otherwise, for a private financing and cannot provide any assurances that it will be able to successfully complete a private financing transaction, or predict the form of any such private investment. Any securities that may be issued in connection with the private financing will not be registered under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 2

Transaction Execution Risk; Liquidation of the Company, page 8

2.	We note your disclosure that the deadline to consummate the business combination is January 29, 2019, “assuming all options to extend are exercised.” Please briefly describe the options currently available to you for extending the date by which the business combination must be consummated and any material risks that such options will not be extended.

In response to the Staff’s comment, we have provided an updated description of the deadline to consummate a business combination (which is currently January 29, 2020) and provided disclosure regarding the Company’s scheduled stockholder’s meeting to vote on proposals that would further extend the deadline to February 29, 2020, plus an option for the Company to further extend such date for an additional 30 days. We have also added an additional risk factor if the proposed extension is not approved by the Company’s stockholders. These updates have been included on pages 7 and 63 of the Amended Registration Statement.

Interests of GPAQ’s Directors and Officers in the Business Combination, page 34

3.	We note your disclosure that your Sponsor has contributed certain amounts to you in connection with the extension of the deadline for 30 days from October 29, 2019 to November 30, 2019. Considering that the deadline appears to have been extended to January 29, 2020, please disclose any additional contributions made by your Sponsor in relation to December 31, 2019 and January 29, 2020.

In response to the Staff’s comment, we have provided a description of the contributions made by the Sponsor to date, as well as the proposed contributions to be made assuming the proposed extension of the deadline to consummate our initial business combination is approved by the Company’s stockholders at the Special Meeting scheduled for January 24, 2020, on page 36 of the Amended Registration Statement.

Unaudited Pro forma Combined Financial Information

Basis of Pro Forma Presentation, page 40

4.	Please tell us why the shares of common stock to be issued to HOFV shareholders disclosed in the 5th paragraph does not agree to the number of shares disclosed in Consideration to the Newco Holders in the Business Combination on page 4. Please also tell us why the percentages of shares owned by Newco Holders, GPAQ’s Sponsor, officers, directors and other holders immediately following the Business Combination in the 6th and 7th paragraphs do not agree to information disclosed in Impact of the Business Combination on GPAQ’s Public Float on page 6.

In response to the Staff’s comment, we respectfully advise the Staff that the difference in the shares of common stock to be issued to HOFV shareholders disclosed in the 5th paragraph on page 40 of the Registration Statement (17,220,700 shares) and on page 4 of the Registration Statement (17,470,990 shares) is due to the fact that the pro forma numbers were based on funds in the trust account and shares to be issued as of June 30, 2019; whereas the number of shares disclosed on page 4 of the Registration Statement were based on funds in the trust account as of October 31, 2019 and shares to be issued as of a closing on December 31, 2019. Likewise, we also advise the Staff that the percentages of shares owned by Newco Holders, GPAQ’s Sponsor, officers, directors and other holders immediately following the Business Combination in the 6th and 7th paragraphs are based on the June 30, 2019 financials; whereas the information disclosed in Impact of the Business Combination on page 6 are based on amounts as of October 31, 2019.

These numbers have been updated in the Amended Registration Statement; however, in response to the Staff’s comment, we have updated the disclosure to make it clear that they are based on specific dates and amounts.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 3

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 42

5.	We note your disclosure in note (7) regarding the issuance of shares and payment of cash in satisfaction of outstanding fees, expenses and notes payable. Please disclose each of the debt obligations and the amounts satisfied or partially satisfied with the issuance of the common stock and cash payment and the amounts of the fees, expenses and accrued interest satisfied with the issuance of the comment stock.

In response to the Staff’s comment, we have revised the disclosure on page 44 of the Amended Registration Statement.

6.	We note your disclosure in note (8) regarding the issuance of shares in satisfaction of prior outstanding debt. Please disclose the debt obligations satisfied or partially satisfied with the issuance of common stock.

In response to the Staff’s comment, we have revised the disclosure on page 44 of the Amended Registration Statement.

7.	Please provide us with a reconciliation of outstanding debt and preferred equity converted to equity disclosed in the notes to the disclosure on page 8 that approximately $144.3 million of HOFV’s outstanding debt and preferred equity is expected to convert into equity.

In response to the Staff’s comment, we have provided the table below, which shows the conversion of outstanding debt and preferred equity, which is based on amounts as of 12/31/2019.

Debt & Preferred Equity Conversion
As of 12/31/2019

	Value	Shares	Exchange Ratio
Bridge loan	$17,286,178	2,074,341	1.2
Founders Class	$15,030,774	1,803,693	1.2
New Founders Class	$2,050,000	205,000	1.0
ACC Debt	$6,794,896	815,388	1.2
New ACC Debt	$2,800,000	280,000	1.0
Preferred Equity	$100,291,580	12,034,990	1.2
Total	$144,253,428	17,213,411

We respectfully advise the Staff that the Amended Registration Statement has been revised to reflect that $147.7 million in debt and preferred equity are expected to convert into equity. The difference from the $144.3 million included in the Registration Statement is a result of using estimates of accrued interest as of an assumed closing of February 21, 2020 in the Amended Registration Statement (versus the assumed closing of December 31, 2019 in the Registration Statement). The below table shows the conversion of outstanding debt and preferred equity as of February 21, 2020.

Debt & Preferred Equity Conversion
As of 02/21/2020

	Value	Shares	Exchange Ratio
Bridge loan	$17,351,832	2,082,220	1.2
Founders Class	$15,605,817	1,872,698	1.2
New Founders Class	$2,050,000	205,000	1.0
ACC Debt	$7,141,479	820,978	1.2
New ACC Debt	$2,650,000	295,000	1.0
Preferred Equity	$102,877,844	12,345,341	1.2
Total	$147,676,971	17,621,237

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 4

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 45

8.	Please provide us with a reconciliation of public shares, sponsor shares and shares issued in the Business Combination outstanding in note (4), based on the outstanding shares of GPAQ at June 30, 2019 and the disclosures in the notes to the Unaudited Combined Balance Sheet on page 42.

In response to the Staff’s comment, we have provided the tables below, which provide a breakdown of shares to be issued by obligation type as of June 30, 2019.

Scenario #1:

Shares Issued by Obligation Type with No Redemptions

	As of 06/30/2019		As of 12/31/2019
	Shares	Ownership %	Shares	Ownership %
Debt
Bridge loan	1,892,781	4.97%	2,074,341	5.28%
Founders Class	1,664,759	4.37%	1,803,693	4.59%
New Founders Class	-	0.00%	205,000	0.52%
ACC Debt	800,936	2.10%	815,388	2.07%
New ACC Debt	-	0.00%	280,000	0.71%
Total Shares issued for Debt	4,358,476	11.45%	5,178,422	13.17%
Common / Pref
Common Equity	5,436,000	14.28%	5,436,000	13.83%
Preferred Equity	11,784,700	30.96%	12,034,990	30.62%
Total Common/Pref	17,220,700	45.25%	17,470,990	44.45%
Fees & Expenses
MKC	1,078,984	2.84%	1,078,984	2.75%
IRG	610,000	1.60%	610,000	1.55%
PFHOF	420,000	1.10%	420,000	1.07%
GPAQ	191,567	0.50%	369,430	0.94%
Total Fees / Expenses	2,300,551	6.04%	2,478,414	6.31%
GPAQ Founder Shares[1]	1,762,500	4.63%	1,762,500	4.48%
GPAQ Founder Shares[1] - HOFV	1,362,500	3.58%	1,362,500	3.47%
PIPE Shares	-	0.00%	-	0.00%
GPAQ Public Shares[2]	11,053,539	29.04%	11,053,539	28.12%

Grand Total	38,058,266	100.00%	39,306,364	100.00%

1 - Assumes transfer of 1,362,500 shares by GPAQ Sponsor.

2 - Assumes no redemptions

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 5

Scenario #2:

Shares Issued by Obligation Type with Max Redemptions

	As of 06/30/2019		As of 12/31/2019
	Shares	Ownership %	Shares	Ownership %
Debt
Bridge loan	1,892,781	6.68%	2,074,341	7.22%
Founders Class	1,664,759	5.87%	1,803,693	6.28%
New Founders Class	-	0.00%	205,000	0.71%
ACC Debt	800,936	2.82%	815,388	2.84%
New ACC Debt	-	0.00%	280,000	0.97%
Total Shares issued for Debt	4,358,476	15.37%	5,178,422	18.03%

Common / Pref
Common Equity	5,436,000	19.17%	5,436,000	18.92%
Preferred Equity	11,784,700	41.57%	12,034,990	41.89%
Total Common/Pref	17,220,700	60.74%	17,470,990	60.82%

Fees & Expenses
MKC	1,078,984	3.81%	1,078,984	3.76%
IRG	610,000	2.15%	610,000	2.12%
PFHOF	420,000	1.48%	420,000	1.46%
GPAQ	191,567	0.68%	369,430	1.29%
Total Fees / Expenses	2,300,551	8.11%	2,478,414	8.63%

GPAQ Founder Shares[1]	1,762,500	6.22%	1,762,500	6.14%
GPAQ Founder Shares[1] - HOFV	1,362,500	4.81%	1,362,500	4.74%
PIPE Shares	-	0.00%	-	0.00%
GPAQ Public Shares[2,3]	1,347,620	4.75%	474,674	1.65%

Grand Total	28,352,347	100.00%	28,727,499	100.00%

1 - Assumes transfer of 1,362,500 shares by GPAQ Sponsor.

2 - Pro Forma financials assumes max redemptions of 9,705,919 as described in Scenario 2 on page 40

3 - Impact of the Business Combination on GPAQ’s public float assumes there are redemptions by GPAQ’s public stockholders up to the maximum level permitted by GPAQ’s current amended and restated certificate of incorporation. In order to maintain a minimum of net tangible assets of $5,000,001, no more than 10,578,865 can redeem, leaving 474,674 shares outstanding

Public shares in Scenario #1 includes the current number of public shares outstanding (11,053,539 shares). Public shares in Scenario #2 includes the current number of public shares outstanding less maximum redemptions. The maximum redemption amount is derived after giving effect to the payments to redeeming stockholders and payment of estimated transaction expenses. (i.e. Maximum redemption amount assumes that enough capital remains in trust to cover the cost of estimated transaction expenses.)

Sponsor shares include Founder Shares (3,125,000) plus shares issued in exchange for promissory notes owed to GPAQ’s Sponsor (191,567 shares) less Founder Shares that assumed to be transferred pursuant to the “Sponsor Reallocation” (1,362,500 shares), equaling 1,954,067 shares.

Shares to be issued in the Business Combination include shares issued for the Bridge Loan, Founders Class convertible notes, ACC Debt (totaling 4,358,476 shares), plus Common Equity and Preferred Equity (17,220,700) plus Fees & Expenses owed to MKC, IRG, PFOF, but excluding GPAQ (2,108,984 shares) plus assumes the transfer of Founder Shares pursuant to the “Sponsor Reallocation” (1,362,500), equaling 25,050,660 shares.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 6

Comparative Share Information, page 46

9.	Please revise to provide equivalent pro forma per share data and equivalent book value per share of HOFV. The equivalent pro forma per share amounts should be calculated by multiplying the pro forma income (loss) per share and pro forma book value per share of GPAQ by the exchange ratio so that the per share amounts are equated to the respective values for one share of HOFV. Please refer to Item 3 (f) of Form S-4.

In response to the Staff’s comment, we have revised the table on page 49 of the Amended Registration Statement to provide equivalent per share data and equivalent book value per share by dividing net income (loss) and Stockholders’ equity per share by the number of shares issued to shareholders of HOFV.

“The forward-looking statements contained in this proxy statement/prospectus . . .”, page 47

10.	We note your disclosure that “prospective investors are cautioned not to place any reliance on the forward looking statements” in your prospectus/proxy statement. Considering your disclosure that investors should not place any reliance on your forward looking statements, please explain how you determined that including the same in your filing was appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Amended Registration Statement to indicate that prospective investors should not place “undue” reliance on the forward looking statements.

Risk Factors, page 47

11.	Please provide risk factor disclosure related to the approval of the provision in the Charter Amendments Proposal resulting in the combined company having a classified board, including the anti-takeover effects of this provision.

In response to the Staff’s comment, we have added a risk factor accordingly on page 69 of the Amended Registration Statement.

Risks Relating to HOFV

“The projections contained in Investor Presentations previously filed . . .”, page 47

12.	We note your disclosure that, “[p]rior to the date of this proxy statement/prospectus, certain investor presentations were made publicly available in GPAQ’s filings with the SEC.” Please reference the specific form(s) and date(s) of the filings containing these projections, for ease of reference for investors. Please also tell us why you did not include these projections in you prospectus/proxy statement. In this regard, to the extent management considered or relied upon these projections in determining whether to enter into the business combination, please disclose these projections in the “Background of the Business Combination” disclosure, or tell us why you are not required to do so.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Amended Registration Statement. In addition, we have recently filed an updated investor presentation with the SEC on Form 8-K on January 8, 2020, which replaces and supersedes the prior versions of the investor presentations. We respectfully advise the Staff that we did not include the projections in the Registration Statement because the projections were prepared by HOFV and were based on material assumptions and uncertainties relative to their ongoing real estate and hospitality projects, and the Board did not want stockholders and prospective investors to place undue reliance on forward-looking information of that nature. Ultimately, while the Board deemed such projections relevant in its overall analysis of the business combination, it did not attribute significant weight to them due to the material uncertainties and assumptions included within such information, and the Board considered the other factors identified in the Registration Statement to be more significant in its analysis.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 7

“We may not be able to continue as a going concern.”, page 48

13.	Please clarify in this risk factor whether the opinion that you may not be able to continue as a going concern is management’s opinion, your independent auditor’s opinion, or both.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Amended Registration Statement to clarify that it is management’s opinion that there is substantial doubt about HOFV’s ability to continue as a going concern.

“We are relying on various forms of public financing to finance the Company.”, page 50

14.	You disclose that, if you are unable to realize the expected benefits from TDD funds, TIF funds, grants, and tax credits, you may need to obtain alternative financing through “other means.” Please describe these other means, and the related risks to investors of pursuing each of these other means of funding.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Amended Registration Statement to describe the other means of funding and the related risks.

“Our business depends on the brand of the Pro Football Hall of Fame.”, page 51

15.	Please file the License Agreement and Media License Agreement as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have filed the License Agreement and Media License Agreement to the Amended Registration Statement as Exhibit 10.5 and Exhibit 10.6, respectively.

“We rely on sponsorship contracts to generate revenues.”, page 51

16.	Please file the Naming Rights Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K. As a related matter, please file any other material sponsorship agreements and, in an appropriate place in your filing, provide a brief description of the terms of these agreements.

In response to the Staff’s comment, we have filed the Naming Rights Agreement to the Amended Registration Statement as Exhibit 10.7. We have also filed a Sponsorship and Services Agreement between HOFV, National Football Museum, Inc. and Constellation NewEnergy, Inc. as Exhibit 10.9, which is described on page 54 of the Amended Registration Statement. Please note that we have redacted portions of the Naming Rights Agreement and the Sponsorship and Services Agreement pursuant to Item 601(b)(2) of Regulation S-K.

17.	Please briefly describe the circumstances that would constitute a “material breach” under the Naming Rights Agreement.

In response to the Staff’s comment, we have updated the disclosure on page 55 of the Amended Registration Statement.

“Our $65 million loan agreement with GACP Finance Co., LLC. . .”, page 56

18.	Please clarify whether you met the Fundraising Obligation by the extended deadline, or otherwise resolved the default of this covenant after it was waived in connection with the extension of the deadline, and whether you currently meet this obligation.

In response to the Staff’s comment, we have updated the disclosure on page 59 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 8

“There can be no assurance that HOFV will be able to obtain a construction loan . . .”, page 56

19.	Please file the Letter of Representations, as well as the promissory notes and loan and security agreement disclosed in the following risk factor, as exhibits to your registration statement, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. As a related matter, in an appropriate place in your filing, please provide a description of the terms of the Letter of Representations.

In response to the Staff’s comment, we have filed the following financing documents as exhibits to the Amended Registration Statement:

1.	Exhibit 10.9: Term Loan Agreement dated as of March 20, 2018 among HOF Village, LLC and affiliates, the Lenders party thereto and GACP Finance Co., LLC, as Administrative Agent
2.	Exhibit 10.10: Delayed Draw Joinder Number 1 to Term Loan Agreement dated April 11, 2018
3.	Exhibit 10.11: Delayed Draw Joinder Number 2 to Term Loan Agreement dated May 18, 2018
4.	Exhibit 10.12: Third Amendment to Term Loan Agreement dated September 14, 2018
5.	Exhibit 10.13: Fourth Amendment to Term Loan Agreement dated February 19, 2019
6.	Exhibit 10.14: Fifth Amendment to Term Loan Agreement dated June 28, 2019
7.	Exhibit 10.15: Sixth Amendment to Term Loan Agreement dated August 15, 2019
8.	Exhibit 10.16: Seventh Amendment to Term Loan Agreement dated November 16, 2019
9.	Exhibit 10.17: IRG Master Holdings, LLC Guaranty dated November 16, 2019 in favor of GACP Finance Co., LLC
10.	Exhibit 10.18: Loan and Security Agreement dated November 9, 2017 among JCIHOFV Financing, LLC and HOF Village, LLC and National Football Museum, Inc. and Wilmington Trust, NA, as Agent
11.	Exhibit 10.19: Cognovit Promissory Note dated July 10, 2017 by HOF Village, LLC to the order of National Football Museum, Inc.
12.	Exhibit 10.20: Form of Promissory Note dated as of November 27, 2019 by HOF Village, LLC and affiliates to the order of Industrial Realty Group, LLC
13.	Exhibit 10.21: Side Letter regarding 7th Amendment and Promissory Note dated effective November 27, 2019 between Industrial Realty Group, LLC, IRG Master Holdings, LLC, HOF Village, LLC and affiliates
14.	Exhibit 10.22: Side Letter dated January [__], 2020 between Industrial Realty Group, LLC, IRG Master Holdings, LLC, HOF Village, LLC and affiliates
15.	Exhibit 10.23: Letter of Representations dated March 2018
16.	Exhibit 10.24: Amended and Restated Unsecured Promissory Note dated October 15, 2017 by HOF Village, LLC to the order of American Capital Center, LLC

We have also updated the disclosure accordingly on page 59 of the Amended Registration Statement. Please note that we have redacted portions of Exhibit 10.9 (Term Loan Agreement), Exhibit 10.10 (Delayed Draw Joinder Number 1), Exhibit 10.11 (Delayed Draw Joinder Number 2), Exhibit 10.13 (Fourth Amendment to Term Loan), and Exhibit 10.18 (Loan and Security Agreement) pursuant to Item 601(b)(2) of Regulation S-K.

“If GPAQ does not consummate a business combination by . . .”, page 59

20.	Please briefly describe the “certain circumstances,” under which your public stockholders may receive less than $10.10 per share on the redemption of their shares.

In response to the Staff’s comment, we have revised the disclosure on page 69 of the Amended Registration Statement to clarify that public stockholders may receive less than $10.10 per share on the redemption of their shares if a third party brings a claim against the Company that our Sponsor is unable to indemnify.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 9

“The working capital available to the post-combination business . . .”, page 60

21.	Please disclose whether and to what extent holders of Founders Notes have currently agreed to elect to convert these notes at the Effective Time.

In response to the Staff’s comment, we have revised the disclosure on page 65 of the Amended Registration Statement to disclose that none of the holders of the Founders Notes (referred to in the Amended Registration Statement as the Company Convertible Notes and New Company Convertible Notes) have formally agreed to convert their notes into equity as of this date, but we anticipate that they will convert based on our discussion with the holders.

“GPAQ has not obtained an opinion from an independent investment banking firm . . .”, page 61

22.	We note your disclosure that GPAQ’s board and management concluded that the Business Combination was in the best interest of GPAQ stockholders. In an appropriate place in your filing, please describe the factors considered by management and the board in determining that the Business Combination is fair to your shareholders, considering your disclosure that you have not obtained a fairness opinion from an independent investment firm.

In response to the Staff’s comment, we have revised the disclosure on page 89 of the Amended Registration Statement.

Background of the Business Combination, page 79

23.	Please enhance your disclosure in this section to provide a discussion of any alternative transactions considered by you, other than the current business combination. For example, discuss contacts with other interested parties, the industry in which these parties operated, the extent to which negotiations occurred with these parties, and the reasons why you ultimately did not pursue the alternative transactions considered, if any.

In response to the Staff’s comment, we have revised the disclosure on page 86 of the Amended Registration Statement.

24.	Please provide more detail regarding you relationship with M. Klein and Company and its affiliates. In this regard, we note your disclosure that affiliates of M. Klein and Company was present and telephone and in-person meetings regarding the execution of the NDA with HOFV and the initial review of due diligence materials.

In response to the Staff’s comment, we have revised the disclosure on page 87 of the Amended Registration Statement to describe M. Klein and Company’s and its affiliates relationship with HOFV. M. Klein and Company is a holder of a portion of the “Founders Club Convertible Notes” and an affiliate of M. Klein and Company is a minority shareholder in HOFV.

Business Strategy

Overview, page 105

25.	Please disclose how you determined that the brands upon which HOFV intends to capitalize are “the most powerful brands in sports.” Please also briefly describe the brands to which you refer.

In response to the Staff’s comment, we have revised the disclosure on page 114 of the Amended Registration Statement to disclose that the brands referred to include the National Football League (“NFL”) and the Pro Football Hall of Fame. According to a July 2, 2016 report by MarketWatch, the NFL had total estimated league revenue of $13 billion for the 2015-16 season, which was significantly higher than any other sport. (The next highest was Major League Baseball, with total estimated league revenues of $9.5 billion for 2015.) A 2018 Gallup poll found football to be Americans’ favorite sport, with the NFL enjoying 185 million fans globally, according to a February 3, 2015 report in Statista (based on data compiled by Global Web Index).

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 10

About Phase II, page 106

26.	We note your disclosure that “[t]here are several multi-million dollar partnerships in discussion across [a] wide range of categories including beverages, telecom and autos.” Please provide more detail regarding the progress of these discussions. For example, discuss any preliminary or other agreements related to these multi-million dollar partnerships. As a related matter, please clarify why is meant by “advanced discussions” with Media leaders, related to your Media Development.

In response to the Staff’s comment, we respectfully advise the Staff that HOFV is currently in discussions with a number of potential sponsors in a range of industry verticals. Although none have currently reached the stage of an agreement or preliminary agreement, the closest to doing so are in the beer, soda, and automotive sectors. Each of these potential sponsorships is expected to generate $1 million or more of revenue to HOFV. In addition, HOFV has developed and is developing a pipeline of potential future overall sponsors by selling event-specific sponsorships, such as to our recent Holidaze event in Canton, Ohio and our upcoming Superbowl event in Miami, Florida, in February 2020. With respect to media, HOFV has retained the full-time services of a highly skilled, West Coast-based media executive to assist with the formulation and execution of our media strategy. HOFV has also begun to engage in discussions with a number of producers and other media figures regarding potential partnerships in this area.

27.	We note your disclosure that you have “begun exploring additional growth verticals as part of Phase II.” Please clarify the meaning of “begun exploring,” including the steps you have taken towards researching or developing opportunities related to these additional growth verticals.

In response to the Staff’s comment, we advise the Staff that HOFV has hired several additional full-time employees, including a Chief Commercial Officer and other senior professionals, to actively research these and other growth verticals. Preliminary design plans have, for example, already been developed to permit eGaming- and Fantasy Sports-specific facilities to be incorporated into HOFV’s Canton campus, should we decide to pursue these opportunities.

About Phase III, page 108

28.	We note your disclosure that “there has been significant planning for Phase III expansion.” Please disclose the estimated date by which you expect to begin implementing this planning, as well as an estimated date of completion, if you are able to estimate the same at this time.

In response to the Staff’s comment, we have revised the disclosure on page 117 of the Amended Registration Statement to reflect that, based on the current development timetable, Phase III development and construction would not be expected to commence until Phase II is substantially complete. Phase III would potentially include virtual reality, additional corporate attractions, and a third hotel. We are unable to estimate the date of completion of Phase III at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GPAQ

Results of Operations, page 123

29.	Please include a discussion and analysis for the year ended December 31, 2018.

In response to the Staff’s comment, we have updated the disclosure beginning on page 134 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 11

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HOFV
Liquidity and Capital Resources, page 130

30.	We note your disclosure that “the Company is pursuing subordinated debt financing from a third party for $50 million with an expected close in November 2019.” Please update your filing to disclose whether this subordinated debt financing closed in November 2019. If not, please provide more detail regarding the steps currently necessary to close this financing.

In response to the Staff’s comment, we respectfully advise the Staff that this subordinated debt financing did not close in November 2019 and is no longer being pursued by the Company. Accordingly, we have updated the disclosure in the Amended Registration Statement to remove references to this subordinated debt financing, as it is no longer relevant.

Certain Anti-Takeover Provisions of Delaware Law and Holdings’ Proposed Amended and Restated Certificate of Incorporation

Exclusive Forum Selection, page 142

31.	We note your disclosure that “[the] forum selection provision does not apply to claims under the Securities Act or the Exchange Act,” but your certificate of incorporation does not state the same. Please amend your exhibit to state that the forum selection provision does not apply to federal securities law claims, or tell us how you will inform future investors that this clause does not apply to federal securities law claims.

In response to the Staff’s comment, we have revised the certificate of incorporation attached to the Amended Registration Statement as Annex C and have also added a risk factor accordingly on page 70 of the Amended Registration Statement.

Legal Matters, page 152

32.	You disclose that “Pillsbury Winthrop Shaw Pittman LLP will pass upon the certain tax matters relating to the Business Combination.” If this tax opinion is intended to be a short form tax opinion, please disclose in your “Material U.S. Federal Income Tax Considerations” disclosure that the relevant disclosure is the opinion of Pillsbury Winthrop Shaw Pittman LLP. See Section III.B. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on page 94 of the Amended Registration Statement to state that the disclosure is the opinion of Pillsbury Winthrop Shaw Pittman LLP.

Index to Financial Statements, page F-1

33.	Please tell us your consideration of including financial statements for GPAQ Acquisition Holdings, Inc.

In response to the Staff’s comment, we have updated the Amended Registration Statement to include consolidated financial statements for the Company and its subsidiaries, including GPAQ Acquisition Holdings, Inc. We respectfully advise the Staff that the initial Registration Statement included financial statements as of June 30, 2019, which was prior to the formation of the Company’s subsidiaries, including GPAQ Acquisition Holdings, Inc.

Condensed Consolidated Statements of Operations, page F-54

34.	Please tell us your basis for recognizing revenues from sponsorships, net of activation costs citing the authoritative guidance you applied.

In response to the Staff’s comment, we respectfully advise the Staff that HOFV records revenue net of activation costs, as it is contractually obligated to spend a portion of the contract price as activation and marketing expenses. These activation costs are considered similar to nonrefundable up-front fees referenced in the SEC Staff Accounting Bulletin Topic 13 (“SAB 13”). Similar to SAB 13, there are no separable deliverable or earnings events for these amounts, therefore revenue had not been recognized for these activation expenses. Instead, HOFV records a liability for the cash received and relieve that liability as the required cash is spent.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 12

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Investment in Joint Venture, page F-59

35.	Please tell us the financial statement activity related to this investment and the lines items where such activity is presented.

In response to the Staff’s comment, we respectfully advise the Staff that the asset for the equity method investment in the joint venture is recorded on the balance sheet within prepaid expenses and other assets and the income or loss from the joint venture is recorded on the statement of operations within other income/(loss).

Note 6: Sponsorship Revenue and Associated Commitments

Constellation NewEnergy, Inc., page F-67

36.	Please tell us how you account for the rights to Constellation and its employees as detailed in the agreement referencing authoritative literature that supports your accounting treatment.

In response to the Staff’s comment, we respectfully advise the Staff that for any rights for which we incur an expense, we record that expense as incurred. Revenue from Constellation’s sponsorship rights is recorded in the same manner as our other sponsorship agreements, where we record revenue on a straight line basis over the duration of the sponsorship agreement. Any activation costs are recorded as a liability in accordance with SAB 13, as referenced in our response to the Staff’s comment number 34, above.

37.	You disclose scheduled 2019 revenues of $500,000 to be recognized on a straight-line basis. Page F-46 states that $649,882 of net sponsorship revenue was recognized in the six months ended June 30, 2019. Please explain to us how you determined the amount of revenue recognized for the six months ended June 30, 2019.

In response to the Staff’s comment, we have updated our disclosure on page F-51 to indicate that the “scheduled revenue” referred to is meant to be cash receipts from the sponsor, not revenue recognized.

First Data Merchant Services LLC, page F-67

38.	You disclose scheduled 2019 revenues of $250,000 to be recognized on a straight-line basis. Page F-46 states that $73,677 was recognized in the six months ended June 30, 2019. Please explain to us how you are applying the straight-line basis in computing revenue to be recognized and how you determined the amount of revenue recognized for the six months ended June 30, 2019. In addition, if applicable, please disclose the required activation spend.

In response to the Staff’s comment, we have updated our disclosure on page F-50 to indicate that the “scheduled revenue” referred to is meant to be cash receipts from the sponsor, not revenue recognized.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 23, 2020
Page 13

Note 9: Related-Party Transactions, page F-70

39.	Please provide us with a reconciliation of the amounts due to affiliates for the year ended December 31, 2018 to the amount presented in the consolidated balance sheet.

In response to the Staff’s comment, we advise the Staff that the amounts due to affiliates as of December 31, 2018 includes the following:

Affiliate	Amount due to affiliates as of December 31, 2018
IRG Member	$5,102,671
Pro Football Hall of Fame	$4,771,626
Total due to affiliates	$9,874,297

The amounts shown in the table above reconcile to both the consolidated balance sheet on page F-58 and Note 9 to our Consolidated Financial Statements on page F-76.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP